

July 11, 2011

<u>Via Facsimile</u>
Mr. David Laky
Chief Executive Officer
MedClean Technologies, Inc.
3 Trowbridge Drive
Bethel, CT 06801

> **RE: MedClean Technologies, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 5, 2011**
> **File No. 0-3125**

Dear Mr. Laky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please amend the Form 8-K to state, if true, that the former accountant's reports, instead of report, on the financial statements for either of the past two years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles except that the reports included in your December 31, 2010 and December 31, 2009 Forms 10-K contained a modification to the effect that there was substantial doubt as to your ability to continue as a going concern. See Item 304(a)(1)(ii) of Regulation S-K.

2. You currently disclose that during the year ended December 31, 2010 and the subsequent interim period prior to the engagement of your new accountant, you did not consult with your new accountant. Please amend your Form 8-K to state, if true, that you did not consult with your new accountant during the years ended December 31, 2009 and 2010 and through June 29, 2011, the date of engagement of your new accountant. Refer to Item 304(a)(2) of Regulation S-K.

3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant